Exhibit 12.1
PINNACLE WEST CAPITAL CORPORATION
COMPUTATION OF EARNINGS TO FIXED CHARGES
($000’s)

	Six Months
	Ended	Twelve Months Ended
	June 30,	December 31,
	2005	2004	2003	2002	2001	2000
Earnings:
Income From Continuing Operations	$114,897	$246,591	$225,384	$236,563	$327,367	$302,332
Income Taxes	73,685	136,142	102,202	152,145	213,535	194,200
Fixed Charges	111,010	214,803	225,041	219,178	211,958	202,804

Total Earnings	$299,592	$597,536	$552,627	$607,886	$752,860	$699,336

Fixed Charges:
Interest Expense	$96,042	$183,527	$193,973	$187,039	$175,822	$166,447
Estimated Interest Portion of Annual Rents	14,968	31,276	31,068	32,139	36,136	36,357

Total Fixed Charges	$111,010	$214,803	$225,041	$219,178	$211,958	$202,804

Ratio of Earnings to Fixed Charges (rounded down)	2.69	2.78	2.45	2.77	3.55	3.44